Exhibit 99.1

SodaStream Reports Preliminary Third Quarter 2014 Results

AIRPORT CITY, Israel – October 7, 2014 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems, today announced preliminary results for the third quarter ended September 30, 2014.

On a preliminary basis, based on the information currently available, for the quarter ended September 30, 2014, the Company expects:

•	Revenue to be approximately $125.0 million.
•	Operating income to be approximately $8.5 million.

As the Company has not completed the quarter-end close of its third quarter 2014 financial statements, the revenue and operating income expectations presented in this press release are estimated and preliminary, and therefore, subject to quarter-end closing adjustments and may change.

“We are very disappointed in our recent performance,” said Daniel Birnbaum, Chief Executive Officer of SodaStream. “Our U.S. business underperformed due to lower than expected demand for our soda makers and flavors which was the primary driver of the overall shortfall in the third quarter. While we were successful over the last few years in establishing a solid base of repeat users in the U.S., we have not succeeded in attracting new consumers to our home carbonation system at the rate we believe should be achieved. The third quarter results are a clear indication that we must alter our course and improve our execution across the board. We have already begun a strategic shift of the SodaStream brand towards health & wellness, primarily in the U.S., where we believe this message will resonate more strongly with consumers. In addition, we are developing a comprehensive growth plan for the Company that will encompass Marketing, Product and Innovation, Distribution, Operations and Organization. We intend to share more specifics around our growth plan when we report third quarter results later this month.”

Mr. Birnbaum concluded, “We have a strong balance sheet and are well positioned with ample liquidity to invest in the areas of our business that we believe will fuel profitable growth in the years ahead. Despite our current challenges, we continue to be very confident in our business model and the global prospects for SodaStream. We firmly believe that our actions to shift the brand and improve execution will strengthen our leadership position in the home carbonation category and deliver enhanced shareholder value.”

The Company is scheduled to report actual third quarter 2014 results on October 29, 2014.

About SodaStream International

SodaStream manufactures beverage carbonation systems which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 60,000 retail stores in 45 countries around the world. For more information on SodaStream, please visit the Company's website: www.sodastream.com.

To download SodaStream's investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit http://itunes.apple.com/us/app/soda-ir/id524423001?mt=8 for your iPhone/iPad, or https://play.google.com/store/apps/details?id=com.theirapp.soda for your Android mobile device.

Forward Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; our ability to maintain margins due to decline in product selling price and\or rising costs; potential product liability claims if any component of our beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability to operate; risks associated with our being a multinational corporation, including fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Brendon Frey

ICR

Phone: + 1 203-682-8200

brendon.frey@icrinc.com